

Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 324 6822 Facsimile No: (65) 221 9477



27 August 2003

By Courier

SEC No. 82-5068


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH, D.C. 155 SECTION

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

SUPPL

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Andres Estay
Assistant Treasurer
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

dlw 9/8

DEL MONTE PACIFIC LIMITED

A. SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
43	47	15.07.2003	Listing and Quotation (additional securities)
13	13	22.07.2003	Listing and Quotation (additional securities)
17	17	20.08.2003	Management Discussion and Analysis of Unaudited Financial Condition and Results of Operationis for the Second Quarter Ended 30 June 2003
19	19	20.08.2003	Cirio Update
20	20	20.08.2003	Request for Suspension of Trading
27	27	20.08.2003	Del Monte Pacific 2Q 2003 Results Presentation
72	72	20.082003	Del Monte Pacific 2Q Results Briefing Q&A Highlights
97	97	25.08.2003	Response to Queries Raised by SGX on Quarterly Results for the Period Ended 30 June 2003 (The "Quarterly Results")
51	51	27.08.2003	Announcement of Promotion of Marco P.

Lorenzo to the Position
of Senior Vice President,
Plantation & Cannery
Operations

B. Del Monte Pacific Grows Profit in 2Q 2003, Declares Interim Dividend (Bloomberg: DELM SP, Reuters: DMPL.SI)

SEC. NO. 82-5068

MASNET No. 43 OF 15.07.2003
Announcement No. 47



SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

LISTING AND QUOTATION

The following additional securities will be listed and quoted ("l&q"): -

Company Name	Additional Securities	Par Value	Arising from exercise/ conversion of	l&q date
Keppel Corporation Limited	100,000 shares	$0.50	Employees' Share Option Scheme	16/7/2003
Jurong Engineering Limited	1,000 shares	$0.50	Share Option Scheme 2001	16/7/2003
Neptune Orient Lines Ltd	421,781 shares	$1.00	Share Option Plan	16/7/2003
ComfortDelGro Corporation Limited	134,487 shares	$0.25	Employees' Share Option Scheme	16/7/2003
Surface Mount Technology (Holdings) Limited	367,400 shares	HK$0.20	Share Option Scheme I	16/7/2003
Vicplas International Ltd	37,714,495 shares	$0.05	37,714,495 Warrants 2004	16/7/2003
Del Monte Pacific Limited	50,000 shares	US$0.01	Executives' Stock Option Scheme 1999	16/7/2003
Raffles Medical Group Ltd	62,000 shares	$0.10	Share Option Scheme 2000	16/7/2003
ST Assembly Test Services Ltd	8,240 shares	$0.25	Employees' Share Option Plan	16/7/2003

Submitted by Benjamin Toh, Vice President & Head, Trading Management on 15/07/2003 to the SGX

MASNET No. 13 OF 22.07.2003
Announcement No. 13


SINGAPORE
EXCHANGE

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

LISTING AND QUOTATION

The following additional securities will be listed and quoted ("l&q"): -

Company Name	Additional Securities	Par Value	Arising from exercise/ conversion of	l&q date
Boustead Singapore Limited	548,184 shares	$0.25	Share Option Scheme 2001	23/7/2003
The Ascott Group Limited	6,000 shares	$0.20	Share Option Plan	23/7/2003
Del Monte Pacific Limited	360,000 shares	US$0.01	Executives' Stock Option Scheme 1999	23/7/2003
GP Batteries International Limited	120,000 shares	$0.80	Share Option Scheme 1999	23/7/2003
Singatronics Limited	170,000 shares	$0.20	Employees' Share Option Scheme	23/7/2003
Jurong Engineering Limited	3,000 shares	$0.50	Share Option Scheme 2001	23/7/2003
MTQ Corporation Limited	20,000 shares	$0.25	Executives' Share Option Scheme 2003	23/7/2003
Seksun Corporation Limited	514,000 shares	$0.20	514,000 Warrants 2004	23/7/2003
Wearnes International (1994) Limited	18,000 shares	$0.50	Employees' Share Option Scheme	23/7/2003
IDT Holdings (Singapore) Limited	250,000 shares	$0.20	Employees' Share Option Scheme	23/7/2003
Innovalues Precision Limited	6,000 shares	$0.05	Employees' Share Option Scheme	23/7/2003
Fraser and Neave, Limited	9,720 shares	$1.00	Employees' Share Option Scheme	23/7/2003
ST Assembly Test Services Ltd	6,340 shares	$0.25	Employees' Share Option Plan	23/7/2003
Neptune Orient Lines Ltd	118,500 shares	$1.00	Share Option Plan	23/7/2003
United Overseas Land Limited	41,000 shares	$1.00	Share Option Scheme 2000	23/7/2003
Creative Technology Ltd	69,359 shares	$0.25	Share Option Scheme 1999	23/7/2003

Submitted by Benjamin Toh, Vice President & Head, Trading Management on 22/07/2003 to the SGX

MASNET No. 17 OF 20.08.2003
Announcement No. 17



DEL MONTE PACIFIC LIMITED

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Second Quarter Ended 30 June 2003



DMPL 2Q03 MDA 20 Aug 03.pdf

Submitted by Yvonne Choo, Company Secretary on 20/08/2003 to the SGX


Del Monte
Quality

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for <u>the Second Quarter Ended 30 June 2003</u>

CONTENTS

Page

For enquiries, please contact:

Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6228 9702
Fax: (65) 6221 9477
HP: (65) 9824 6765
jluy@delmontepacific.com

MEDIA RELEASE

DEL MONTE GROWS PROFIT IN 2Q 2003, DECLARES INTERIM DIVIDEND

- **Core Products PBIT grew 14% on 8% higher turnover**
- **Net Profit up 1.4% to US$8.5 million on steady turnover**
- **Interim dividend of 0.41 US cents/share: 33% payout of 1H net profit**

Singapore, 20 August 2003 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) today announced its net profit for the second quarter ended 30 June 2003 reached US$8.5 million, up 1.4% compared to the same period last year. Turnover in the quarter was steady at US$49.5 million.

The Board also declared an interim dividend of 0.41 US cents (US$0.0041) per share, representing a 33% payout of the Group's net profit in the first half.

"We are pleased to have achieved continued profit growth in the second quarter. Our core products remained the key growth driver, fuelled by favourable pricing and continued growth of new and value-added products, which are the cornerstones of our growth strategy," said Mr. Tony Chew Leong-Chee, Chairman of DMPL.

Core products (processed products and beverages), accounting for 92% of the Group's business, posted solid 8% turnover growth and a 14% increase in PBIT (profit before interest and tax). The strong performance was driven by higher prices, strong sales of new products in Asia (which expanded by 46%) and 13% growth in the sales of value-added products in Europe/North America.

However, a 46% decline in the turnover of non-core products, which are sold only in Asia and accounted for 8% of the Group's total business, offset the positive impact of core product turnover growth. As a result of lower volume and pricing, non-core PBIT declined by 69%.

Additional highlights of the 2Q 2003 financial results: (percentages reflect changes relative to 2Q 2002)

- Gross profit margin increased 2 ppt to 31.4%
- EBITDA (earnings before interest, tax, depreciation and amortisation) was 5.8% higher at US$10.6 million; EBITDA margin improved by 1.2 ppt to 21.3%
- Europe/North America registered a 15% growth in turnover and 31% increase in PBIT due to better pricing and volume
- Turnover and PBIT in Asia declined by 6% and 12% respectively due to the decline in non-processed products
- Earnings per share rose 1% to 0.80 US cents

Mr. Chew noted that while the Group anticipates making continued progress against its growth strategy in the second half, a number of recent developments are expected to make it difficult to exceed the strong profits achieved in the same period last year.

In particular, since reporting first quarter results, the Group has been seeing more severe than originally anticipated effects from the El Nino weather pattern (resulting in lower harvest yields and consequently higher product costs) plus a softer Philippine economy, which may have been further impacted by recent domestic political events.

Overall, the Group now expects a moderate decline in net profit for the full year instead of a slight increase.

SEC. NO. 82-5068

FINANCIAL HIGHLIGHTS

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 30 Jun		YoY Change	For the six months ended 30 Jun		YoY Change
	2003	**2002**	**(%)**	**2003**	**2002 (Restated)[2]**	**(%)**
Turnover	**49,541**	49,709	(0.3)	**84,602**	84,848	(0.3)
Gross profit	**15,533**	14,634	6.1	**25,205**	23,131	9.0
Gross profit margin (%)	***31.4***	*29.4*	*2.0 ppt*	***29.8***	*27.3*	*2.5 ppt*
EBITDA[3]	**10,551**	9,973	5.8	**16,883**	15,234	10.8
EBITDA margin (%)	***21.3***	*20.1*	*1.2 ppt*	***20.0***	*18.0*	*2.0 ppt*
PBIT[4]	**9,287**	9,118	1.9	**14,274**	13,544	5.4
PBIT margin (%)	***18.7***	*18.3*	*0.4 ppt*	***16.9***	*16.0*	*0.9 ppt*
Net profit	**8,536**	8,418	1.4	**13,406**	13,199	1.6
Net profit margin (%)	***17.2***	*16.90*	*.3 ppt*	***15.8***	*15.6*	*0.2 ppt*
EPS (US cents)	**0.80**	0.79	1.3	**1.25**	1.23	1.6
Net cash/(debt)	**(8,376)**	130	n/m	**(8,376)**	130	n/m
Cash flow from operations	**4,384**	3,201	37.0	**561**	1,062	(47.2)
Capital expenditure	**1,880**	2,070	(9.2)	**4,665**	4,438	5.1
Dividend per share (US cents)	**0.41**	0.41	-	**0.41**	0.41	-

1 The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table
2 1H 2002 figures were restated as a result of the adoption of International Accounting Standard (IAS) 41, see page 17
3 Earnings Before Interest, Tax, Depreciation, Amortisation and Foreign Exchange
4 Profit Before Interest and Tax. Effective this quarter, the Group has adopted the generally accepted definition of PBIT, which is Profit before Interest and Tax. Previously, the Group's definition of PBIT was Profit before Interest Expense, Foreign Exchange Loss and Tax

n/m – not meaningful

REVIEW OF OPERATING PERFORMANCE FOR SECOND QUARTER 2003

Group turnover remained stable at US$49.5 million in 2Q 2003 versus 2Q 2002.

Our core products - processed products and beverages - which accounted for 92% of total turnover in the period under review, continued to perform well, posting an 8% turnover growth driven by higher pricing and sustained growth of new and value-added products. However, non-processed products – mainly the non-core cattle business plus fresh pineapples sold only in Asia – which accounted for only 8% of total turnover, registered a 46% decline in turnover due to lower volume and prices.

Sales in Asia contributed 67% of Group turnover while 33% came from Europe/North America.

In Asia, turnover of our core products grew by 4% but overall turnover was down by 6% due to the decline in non-processed products. Both volume and pricing of our core products rose 2%. Sales of new products in this region expanded by 46%, accounting for 20% of Asia's core product turnover from 14% in the same period last year. However, PBIT in Asia decreased by 12% to US$5.5 million because of the decline in non-processed products.

In Europe/North America, turnover grew by 15% driven by the combined effect of a 3% increase in average prices and a 12% increase in volume. Beverages, mainly pineapple juice concentrate, were the main driver of growth. Sales of value-added products, comprised of tropical fruit in glass jars and plastic cups, and premium grade fruit syrup, expanded by 13%. PBIT for this region increased by 31% to US$3.8 million driven by higher pricing and volume.

Overall, gross profit rose 6% to US$15.5 million from US$14.6 million due to higher pricing and volume in Europe/North America. This resulted in a more favourable gross profit margin of 31.4%, up from 29.4%.

PBIT increased by 2% to US$9.3 million from US$9.1 million, while PBIT for core products grew by a stronger 14% to US$8.9 million.

Net profit improved by 1% to US$8.5 million from US$8.4 million.

Effective 1 January 2003, the Group adopted International Accounting Standard (IAS) 41 as required by the International Accounting Standards Board (IASB). The impact of IAS 41 was as follows:
Decreased 2Q 2003 PBIT and net profit by US$36,981 and US$33,468, respectively, and
Increased 2Q 2002 PBIT and net profit by US$110,962 and US$101,963, respectively.

Without the adoption of this accounting policy, the PBIT and net profit of the Group would have increased by 4% and 3%, respectively, over the prior year quarter (see "Other Operating Expenses" and "IAS 41" on pages 8 and 17).

Group operating cash flow during the quarter was US$4.4 million compared to US$3.2 million in the same period last year.

Capital expenditure decreased by 9% to US$1.9 million from US$2.1 million. Capital projects continued to be focused on productivity and quality-enhancing initiatives.

VARIANCE FROM PROSPECT STATEMENT

The second quarter results are in line with the outlook indicated at our last results announcement.

BUSINESS OUTLOOK

Economic, business and competitive conditions are expected to remain extremely challenging for the remainder of 2003.

In particular, since reporting first quarter results, the Group has been seeing more severe than originally anticipated effects from the El Nino weather pattern (resulting in lower harvest yields and consequently higher product costs) plus a softer Philippine economy, which may have been further impacted by recent domestic political events.

Against these challenges, the Group will continue to focus on executing against its key growth strategies – growth from new products in Asia and shifting to higher margin value-added products in Europe/North America.

Overall, the Group expects second half 2003 conditions to be more difficult than the first half and for net profit to fall below the strong performance delivered in the second half of 2002 when net profit grew 22% vs the prior year. As a result, full year 2003 net profit is now expected to decline moderately versus FY2002 instead of increasing slightly.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 30 Jun		YoY Change	For the three months ended 30 Jun		YoY Change
	2003	2002	(%)	2003	2002	(%)
Asia	**33,335**	35,565	(6.3)	**5,455**	6,184	(11.8)
Europe/North America	**16,206**	14,144	14.6	**3,832**	2,934	30.6
Total	**49,541**	49,709	(0.3)	**9,287**	9,118	1.9

In US$'000	Turnover			PBIT		
	For the six months ended 30 Jun		YoY Change	For the six months ended 30 Jun		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Asia	**55,662**	58,901	(5.5)	**8,052**	8,938	(9.9)
Europe/North America	**28,940**	25,947	11.5	**6,222**	4,606	35.1
Total	**84,602**	84,848	(0.3)	**14,274**	13,544	5.4

See Notes to the Financial Statements number 2 for more details

Asia

Turnover in Asia, which accounted for 67% of Group turnover, declined by 6% to US$33.3 million from US$35.6 million largely due to the lower sales of non-processed products. However, turnover of core products remained healthy, growing by 4% due to sales of new products which expanded by 46%, accounting for 20% of Asia's core product turnover from 14% in the same period last year.

In the face of strong competition, turnover for core products in the Philippines, our core Asian market still grew by 4.5% in local currency terms but remained unchanged in US dollar terms due to the 4.5% depreciation of the Peso. For our Far East market, turnover was up 22% as a result of higher volume and prices.

Overall PBIT for the region declined by 12% to US$5.5 million from US$6.2 million mainly due to the decline in non-processed products. However, core products' PBIT increased by 4% to US$5 million from US$4.8 million.

Europe/North America

Turnover in Europe/North America, comprising 33% of Group turnover, increased by 15% driven by improvements in volume and pricing of 12% and 3%, respectively.

Sales of value-added products (tropical fruit in glass jars and plastic cups, and premium grade fruit syrup) grew by 13% and accounted for 7% of Europe/North America turnover, same as prior year quarter.

PBIT for Europe/North America increased by 31% to US$3.8 million from US$2.9 million due to improved volume and prices.

2. By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 30 Jun		YoY Change	For the three months ended 30 Jun		YoY Change
	2003	2002	(%)	2003	2002	(%)
Processed Products	**33,196**	31,374	5.8	**6,330**	6,025	5.1
Beverages	**12,323**	10,875	13.3	**2,538**	1,746	45.4
Non-processed Products	**4,022**	7,460	(46.1)	**419**	1,347	(68.9)
Total	**49,541**	49,709	(0.3)	**9,287**	9,118	1.9

In US$'000	Turnover			PBIT		
	For the six months ended 30 Jun		YoY Change	For the six months ended 30 Jun		YoY Change
	2003	2002	(%)	2003	2002 (Restated)	(%)
Processed Products	**57,946**	55,369	4.7	**10,574**	9,524	11.0
Beverages	**19,972**	17,426	14.6	**3,531**	2,226	58.6
Non-processed Products	**6,684**	12,053	(44.5)	**169**	1,794	(90.6)
Total	**84,602**	84,848	(0.3)	**14,274**	13,544	5.4

See Notes to the Financial Statements number 2 for more details

Processed Products

Processed products, our largest product category contributing 67% of the Group's turnover in 2Q 2003, consist of processed fruits (pineapple solids and tropical mixed fruits), tomato-based and other processed products such as pasta and condiments.

Turnover of processed products rose 6% to US$33.2 million from US$31.4 million, driven by increases in volume and price of 5% and 1%, respectively.

PBIT of processed products increased by 5% to US$6.3 million from US$6 million, on the back of better volume and pricing in Asia.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 25% of the Group's turnover.

Turnover for this segment grew by 13% to US$12.3 million from US$10.9 million on the back of volume and price increases of 9% and 4%, respectively. These improvements were largely driven by pineapple juice concentrate, whose turnover improved by 70%, with volume up 30% and price up 31%.

PBIT of the beverages segment increased by 45% to US$2.5 million from US$1.7 million.

Non-processed Products

Accounting for 8% of the Group's turnover, non-processed products consist mainly of the non-core cattle business in addition to fresh pineapples. Both are sold only in Asia. The cattle operation is used to dispose of pineapple pulp.

Turnover for this segment declined by 46% to US$4 million from US$7.5 million due to lower cattle sold, and lower volume and price for fresh pineapple operations.

As a result, this segment's PBIT decreased by 69% to US$0.4 million from US$1.3 million.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 30 Jun	
	2003	**2002**
Cost of Goods Sold	**68.6**	70.5
Distribution & Selling Expenses	**8.4**	7.8
Other Operating Expenses	**2.9**	2.2

Cost of Goods Sold

Cost of goods sold as a percent of turnover decreased to 69% from 71% due to volume decline in the lower margin non-processed products category.

Distribution & Selling Expenses

Distribution & selling expenses as a percent of turnover rose slightly to 8.4% from 7.8%. Distribution and selling expenses increased by 8% to US$4.2 million from US$3.9 million primarily due to an increase in marketing related expenses in the Philippine market as new products were launched.

Other Operating Expenses

Other operating expenses as a percent of turnover increased slightly to 3% from 2%. Other operating expenses were US$1.4 million compared to US$1.1 million in the same period last year. Operating expenses were higher primarily as a result of IAS 41 impact as follows (see Accounting Policies in Page 17):

In US$'000	For the three months ended 30 Jun		YoY Change	For the six months ended 30 Jun		YoY Change
	2003	**2002**	**(%)**	**2003**	**2002**	**(%)**
Other operating expenses (before IAS 41)	**1,378**	1,195	15.3	**2,422**	2,251	7.6
Changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**37**	(111)	n/m	**(67)**	44	n/m
Other operating expenses (after IAS 41)	**1,415**	1,084	30.5	**2,355**	2,295	2.6

SHARE CAPITAL

There were no changes to the Company's issued share capital during the period in review.

Ordinary shares issued and fully paid-up share capital	30 Jun 2003	30 Jun 2002	31 Dec 2002
Number of shares	**1,071,629,194**	1,071,629,194	1,071,629,194
Share capital (US$'000)	**10,716**	10,716	10,716

No share options were granted by the Company during the second quarter of 2003. However, subsequent to 30 June 2003, a total of 410,000 options were exercised. As at 30 June 2003, the total number of outstanding share options was 20,928,182 (31 December 2002: 22,046,180). A total of 1,117,998 options lapsed since 31 December 2002.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net cash for the period ended 31 March 2003	5,810
Net cash from operating activities	4,384
Capital expenditure	(1,880)
Proceeds from disposal of fixed assets	17
Dividend payment	(16,717)
Effect of exchange rate changes	10
Net debt for the period ended 30 June 2003	(8,376)

Liquidity in US$'000	**30 Jun 2003**	**30 Jun 2002**	**31 Dec 2002**
Gross borrowings	**28,767**	20,160	15,232
Current	**28,767**	20,160	15,232
Secured	**-**	-	-
Unsecured	**28,767**	20,160	15,232
Non-current			
Secured	**-**	-	-
Unsecured	**-**	-	-
Less: Cash and bank balances	**20,391**	20,290	27,837
Net cash (debt)	**(8,376)**	130	12,605

The Group's gross borrowings as at 30 June 2003 amounted to US$28.8 million, compared to US$20.2 million at 30 June 2002. Other than working capital requirements, capital expenditure and a cash dividend payout amounting to US$16.7 million in 2Q 2003, there were no other major uses for cash.

CAPITAL EXPENDITURE

In 2Q 2003, capital expenditure decreased by 9% to US$1.9 million from US$2.1 million in 2Q 2002. Capital expenditure continued to be focused on productivity and quality-enhancing projects. The key projects for the quarter were:

- Phase II of the fruit receiving project at the cannery which is expected to be completed in October 2003
- Single-serve juice packaging to double the existing capacity
- Cooker/Cooler as replacement to increase efficiency and double capacity
- Two chopping machines for plantation operations

In US$'000	**For the three months ended 30 Jun**	
	2003	**2002**
Capex	**1,880**	2,070
Depreciation	**1,248**	1,035

DIVIDENDS

The Directors have declared an interim dividend of 0.41 US cents (US$0.0041) representing a 33% payout of first half net profit of US$13.4 million.

Dividends	**For the six months ended 30 Jun**	
	2003	**2002**
Name of dividend	**Interim Ordinary**	Interim Ordinary
Type of dividend	**Cash**	Cash
Rate of dividend	**41% per ordinary share (tax not applicable)**	41% per ordinary share (tax not applicable)
Par value of shares	**US$0.01**	US$0.01
Tax rate	**Nil**	Nil
Book closure date	**4 September 2003***	16 August 2002
Payable date	**25 September 2003**	30 August 2002

* Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 4 September 2003 for the preparation of dividend warrants. Registrable share transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08, Ocean Building, Singapore 049315 by 5.00 pm on 3 September 2003 will be registered before the entitlements to the dividends are determined.

DEL MONTE PACIFIC LIMITED
UNAUDITED PROFIT AND LOSS STATEMENTS

Amounts in US$'000	Group					
	For the three months ended 30 Jun			For the six months ended 30 Jun		
	2003	2002	%	2003	2002 (Restated)	%
Turnover	**49,541**	49,709	(0.3)	**84,602**	84,848	(0.3)
Cost of sales	**(34,008)**	(35,075)	(3.0)	**(59,397)**	(61,717)	(3.8)
Gross profit	**15,533**	14,634	6.1	**25,205**	23,131	9.0
Distribution and selling expenses	**(4,185)**	(3,870)	8.1	**(7,180)**	(6,275)	14.4
General and administration expenses	**(705)**	(817)	(13.7)	**(1,419)**	(1,541)	(7.9)
Other operating expenses	**(1,415)**	(1,084)	30.5	**(2,355)**	(2,295)	2.6
Profit from operations	**9,228**	8,863	4.1	**14,251**	13,020	9.5
Financial income	**482**	399	20.8	**628**	884	(29.0)
Financial expense	**(562)**	(567)	(0.9)	**(797)**	(629)	26.7
Profit before tax	**9,148**	8,695	5.2	**14,082**	13,275	6.1
Tax	**(612)**	(277)	120.9	**(676)**	(76)	789.5
Net profit attributable to shareholders	**8,536**	8,418	1.4	**13,406**	13,199	1.6
Notes:						
Investment income	-	-	-	-	-	-
Depreciation and amortisation	**(1,323)**	(1,110)	19.2	**(2,632)**	(2,214)	18.9
Financial income comprise of the following:						
Interest income	**423**	144	193.8	**605**	360	68.1
Foreign exchange gain	**59**	255	(76.9)	**23**	524	(95.6)
	482	399	20.8	**628**	884	(29.0)
Financial expense comprise of the following:						
Interest expense	**(562)**	(567)	(0.9)	**(797)**	(629)	26.7

Earnings per ordinary share in US cents	Group			
	For the three months ended 30 Jun		For the six months ended 30 Jun	
	2003	2002	2003	2002 (Restated)
Earnings per ordinary share based on net profit attributable to shareholders:				
(i) Based on existing issued share capital	**0.80**	0.79	**1.25**	1.23
(ii) On a fully diluted basis	**0.80**	0.79	**1.25**	1.23

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS

Amounts in US$'000	Group			Company		
	30 Jun 2003	30 Jun 2002 (Restated)	31 Dec 2002 (Restated)	30 Jun 2003	30 Jun 2002	31 Dec 2002
EQUITY						
Share capital	**10,716**	10,716	10,716	**10,716**	10,716	10,716
Share premium	**65,815**	65,815	65,815	**65,954**	65,954	65,954
Translation reserves	**(64,867)**	(60,169)	(64,360)	**-**	-	-
Revenue reserves	**127,895**	113,631	131,207	**16**	1,476	524
	139,559	129,993	143,378	**76,686**	78,146	77,194
ASSETS LESS LIABILITIES						
Fixed assets	**50,222**	47,090	48,441	**-**	-	-
Subsidiaries	**-**	-	-	**10,149**	10,149	10,149
Intangible assets	**9,467**	9,770	9,619	**-**	-	-
Other assets	**8,050**	4,777	5,351	**-**	-	-
Current assets						
Inventories	**54,426**	49,819	41,197	**-**	-	-
Biological assets *	**36,903**	36,507	36,694	**-**	-	-
Accounts receivable	**13,850**	10,720	19,556	**-**	-	-
Other debtors, deposits and prepayments	**8,659**	11,246	5,636	**123**	187	57
Due from subsidiaries (non-trade)	**-**	-	-	**80,325**	80,335	80,277
Due from affiliated companies (trade)	**3,410**	4,487	5,500	**-**	-	-
Due from shareholder companies (non-trade)	**-**	457	456	**-**	456	456
Short-term deposits	**19,985**	19,725	24,185	**-**	-	-
Cash and bank balances	**406**	565	3,652	**4**	4	4
	137,639	133,526	136,876	**80,452**	80,982	80,794

* Biological assets consist of deferred growing crops and livestock

DEL MONTE PACIFIC LIMITED
UNAUDITED BALANCE SHEETS (CONTINUED)

Amounts In US$'000	Group			Company		
	30 Jun 2003	30 Jun 2002 (Restated)	31 Dec 2002 (Restated)	30 Jun 2003	30 Jun 2002	31 Dec 2002
Current liabilities						
Accounts payable	**7,881**	9,398	8,967	**-**	-	-
Other creditors and accruals	**12,656**	20,198	16,040	**136**	392	593
Due to subsidiaries (non-trade)	**-**	-	-	**13,779**	12,593	13,156
Due to affiliated companies (trade)	**-**	85	-	**-**	-	-
Short-term borrowings (unsecured)	**28,767**	20,160	15,232	**-**	-	-
Provision for tax	**52**	2	1,139	**-**	-	-
	49,356	49,843	41,378	**13,915**	12,985	13,749
Net current assets	**88,283**	83,683	95,498	**66,537**	67,997	67,045
Non-current liabilities						
Due to an affiliated company (non-trade)	**(7,956)**	(7,169)	(7,279)	**-**	-	-
Deferred tax liabilities	**(8,507)**	(8,158)	(8,252)	**-**	-	-
	139,559	129,993	143,378	**76,686**	78,146	77,194

Net asset value per ordinary share in US cents	Group		
	30 Jun 2003	30 Jun 2002	31 Dec 2002
Net asset value per ordinary share	**13.02**	12.13	13.38

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2002, as previously stated	10,716	65,815	(61,953)	114,596	129,174
Changes in accounting policies (IAS 41)	-	-	-	625	625
As at 1 January 2002, as restated	10,716	65,815	(61,953)	115,221	129,799
As at 1 April 2002	10,716	65,815	(61,028)	120,002	135,505
Currency translation differences	-	-	859	-	859
Net gains not recognised in income statement	-	-	859	-	859
Net profit attributable to shareholders	-	-	-	8,418	8,418
Dividends	-	-	-	(14,789)	(14,789)
As at 30 June 2002	10,716	65,815	(60,169)	113,631	129,993
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Changes in accounting policies (IAS 41)	-	-	-	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
As at 1 April 2003	10,716	65,815	(64,771)	136,076	147,836
Currency translation differences	-	-	(96)	-	(96)
Net losses not recognised in income Statement	-	-	(96)	-	(96)
Net profit attributable to shareholders	-	-	-	8,536	8,536
Dividends	-	-	-	(16,717)	(16,717)
As at 30 June 2003	10,716	65,815	(64,867)	127,895	139,559

THE COMPANY

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2002	10,716	65,954	-	493	77,163
As at 1 April 2002	10,716	65,954	-	15,188	91,858
Net profit attributable to shareholders	-	-	-	1,077	1,077
Dividends	-	-	-	(14,789)	(14,789)
As at 30 June 2002	10,716	65,954	-	1,476	78,146
As at 1 January 2003	10,716	65,954	-	524	77,194
As at 1 April 2003	10,716	65,954	-	17,072	93,742
Net loss attributable to shareholders	-	-	-	(339)	(339)
Dividends	-	-	-	(16,717)	(16,717)
As at 30 June 2003	10,716	65,954	-	16	76,686

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	For the three months ended 30 Jun		For the six months ended 30 Jun	
	2003	2002	2003	2002
Cash flows from operating activities				
Net Profit attributable to shareholders	**8,536**	8,418	**13,406**	13,199
Adjustments for:				
Depreciation and amortisation	**1,323**	1,110	**2,632**	2,214
Provision for stock obsolescence	**-**	-	**-**	-
Provision for doubtful debts	**10**	-	**19**	39
Provision for (write-back) deferred income tax	**263**	238	**320**	(59)
(Gain) loss on disposal of fixed assets	**(16)**	26	**(21)**	18
Operating profit before working capital changes	**10,116**	9,792	**16,356**	15,411
Decrease (increase) in:				
Other assets	**(1,478)**	(426)	**(2,699)**	(1,419)
Inventories	**(2,616)**	(1,627)	**(13,229)**	(10,335)
Biological assets	**793**	(1,473)	**(209)**	(1,025)
Accounts receivable	**(3,736)**	(2,327)	**5,699**	4,430
Other debtors, deposits and prepayments	**393**	(1,321)	**(3,023)**	(3,699)
Due from/(to) affiliated companies	**4,545**	(493)	**3,223**	1,933
Increase (decrease) in:				
Accounts payable and accrued liabilities	**(2,688)**	1,767	**(4,470)**	(3,511)
Provision for taxation	**(945)**	(691)	**(1,087)**	(723)
Net cash from operating activities	**4,384**	3,201	**561**	1,062
Cash flows from investing activities				
Proceeds from disposal of fixed assets	**17**	38	**24**	72
Purchase of fixed assets	**(1,880)**	(2,070)	**(4,665)**	(4,438)
Net cash used in investing activities	**(1,863)**	(2,032)	**(4,641)**	(4,366)
Cash flows from financing activities				
Short-term borrowings	**11,729**	10,389	**13,535**	13,087
Dividends paid	**(16,717)**	(14,789)	**(16,717)**	(14,789)
Net cash used in financing activities	**(4,988)**	(4,400)	**(3,182)**	(1,702)
Effect of exchange rate changes on cash and cash equivalents	**10**	615	**(184)**	1,131
Net decrease in cash and cash equivalents	**(2,457)**	(2,616)	**(7,446)**	(3,875)
Cash and cash equivalents, beginning of period	**22,848**	22,906	**27,837**	24,165
Cash and cash equivalents, end of period	**20,391**	20,290	**20,391**	20,290

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	**For the three months ended 30 Jun**		**For the six months ended 30 Jun**	
	2003	**2002**	**2003**	**2002**
(a) Cash paid (received) during the year, included in operating activities				
Interest expenses	**399**	413	**589**	436
Interest income	**(382)**	(104)	**(564)**	(406)
Income taxes	**1,283**	908	**1,427**	1,070
(b) Analysis of the balances of cash and cash equivalents				
Cash and bank balances	**406**	565	**406**	565
Short-term deposits	**19,985**	19,725	**19,985**	19,725
	20,391	20,290	**20,391**	20,290

NOTES TO THE FINANCIAL STATEMENTS

Certain comparative figures have been restated due to adjustment resulting from changes in accounting standards.

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 30 Jun		YoY Change	For the six months ended 30 Jun		YoY Change
	2003	2002	(%)	2003	2002	(%)
Turnover	**86,697**	90,967	(4.7)	**148,054**	155,272	(4.6)
Gross profit	**27,183**	26,780	1.5	**44,109**	42,330	4.2
Gross profit margin (%)	***31.4***	*29.4*	*2.0 ppt*	***29.8***	*27.3*	*2.5 ppt*
EBITDA	**18,464**	18,251	1.2	**29,545**	27,878	6.0
EBITDA margin (%)	***21.3***	*20.1*	*1.2 ppt*	***20.0***	*18.0*	*2.0 ppt*
PBIT	**16,252**	16,686	(2.6)	**24,980**	24,786	0.8
PBIT margin (%)	***18.7***	*18.3*	*0.4 ppt*	***16.9***	*16.0*	*0.9 ppt*
Net profit	**14,938**	15,405	(3.0)	**23,461**	24,154	(2.9)
Net profit margin (%)	***17.2***	*16.9*	*0.3 ppt*	***15.8***	*15.6*	*0.2 ppt*
EPS (SG cents)	**1.39**	1.44	(3.5)	**2.19**	2.25	(2.7)
Net cash/(debt)	**(14,658)**	238	n/m	**(14,658)**	238	n/m
Cash flow from operations	**7,672**	5,858	31.0	**982**	1,943	(49.5)
Capital expenditure	**3,290**	3,788	(13.1)	**8,164**	8,122	0.5
Dividend per share (SG cents)	**0.72**	0.75	(4.0)	**0.72**	0.75	(4.0)

Note: S$/US$ conversion rate of 1.75 (2Q03 & 1H03) and 1.83 (2Q02 & 1H02)

2. AUDIT

Second quarter and first half 2003 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The accounting policies and methods of computation for the preparation of the financial statements for the quarter ended 30 June 2003 are consistent with those disclosed in the audited financial statements for the year ended 31 December 2002, with the exception of the adoption of IAS 41 as required by the IASB and described below.

International Accounting Standard (IAS) 41, Agriculture

IAS 41 which took effect for financial years beginning on or after 1 January 2003, establishes accounting treatment, financial statement preparation, and disclosures related to agricultural activity. Agricultural activity is the management by an enterprise of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets.

The standard requires biological assets and agricultural produce at the point of harvest, to be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sales costs. Gain and loss arising from these measurements should be included in the net profit or loss for the period in which it arises. However, where fair value of the biological

assets cannot be measured reliably, the biological assets should be stated at cost less accumulated depreciation and any accumulated impairment losses.

The adoption of IAS 41 has resulted in the Group stating its biological assets (livestock) and its agriculture produce (harvested pineapples) at its fair value less estimated point-of-sale costs, except for some of its biological assets (growing crops) where the fair value cannot be measured reliably. For such biological assets, they are measured at costs less any accumulated depreciation and any accumulated impairment losses.

Previously, all of the Group's biological assets (including livestock) and agricultural produce (harvested pineapples) were stated in the balance sheet of the Group at the lower of cost and net realisable value. The change has been applied retrospectively by adjusting the opening balance of revenue reserves as at 1 January 2002. The comparative figures have been restated accordingly.

The change in accounting policy has resulted in the Group increasing the carrying value of its inventories and biological assets, net of tax, by US$0.6 million, as at 1 January 2002 with corresponding increase in the revenue reserves as at 1 January 2002.

Changes in fair values less estimated point-of-sale costs of livestock and harvested pineapples included in the profit and loss account are as follows:

In US$'000	**For the three months ended 30 Jun**		**For the six months ended 30 Jun**	
Changes in fair value	**2003**	**2002**	**2003**	**2002**
Included in costs of sales, relating to livestock and harvested pineapples sold during the period	**1,858**	2,134	**3,194**	3,766
Included in operating expenses, relating to livestock and harvested pineapples remaining unsold as at the end of the period	**(37)**	111	**67**	(44)
Total change in fair value	**1,821**	2,245	**3,261**	3,722

Due to the change in fair values of livestock and agricultural produce that remain unsold at each reporting period, the adoption of IAS 41 had the effect of decreasing the Group's PBIT and net profit for 2Q 2003 by US$36,981 and US$33,468, respectively, and increasing the Group's PBIT and net profit for 2Q 2002 by US$110,962 and US$101,963, respectively.

In US$'000	**For the three months ended 30 Jun**		**For the six months ended 30 Jun**	
IAS 41 Impact on Profitability	**2003**	**2002**	**2003**	**2002**
PBIT	**(37)**	111	**67**	(44)
Net Profit	**(33)**	102	**61**	(40)

4. GROUP SEGMENTAL REPORTING

By business segments

For the six months ended 30 Jun 2003 In US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	57,946	19,972	6,684	84,602
Profit from operations, representing segment result	10,558	3,525	168	14,251
Net foreign exchange gain	16	6	1	23
Profit before interest and tax	10,574	3,531	169	14,274
Net interest expense	(140)	(50)	(2)	(192)
Profit before tax	10,434	3,481	167	14,082
Tax				(676)
Net profit attributable to shareholders				13,406
Segment assets	121,609	55,404	7,974	184,987
Unallocated assets				20,391
Consolidated total assets				205,378
Segment liabilities	21,793	5,993	707	28,493
Unallocated liabilities				37,326
Consolidated total liabilities				65,819
Capital expenditure	2,764	1,878	23	4,665
Depreciation	1,449	970	62	2,481
Amortisation	99	37	15	151

For the six months ended 30 Jun 2002 (Restated) In US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	55,369	17,426	12,053	84,848
Profit from operations, representing segment result	9,142	2,129	1,749	13,020
Net foreign exchange gain	382	97	45	524
Profit before interest and tax	9,524	2,226	1,794	13,544
Net interest expense	(196)	(50)	(23)	(269)
Profit before tax	9,328	2,176	1,771	13,275
Tax				(76)
Net profit attributable to shareholders				13,199
Segment assets	116,564	48,817	9,492	174,873
Unallocated assets				20,290
Consolidated total assets				195,163
Segment liabilities	26,732	8,320	1,798	36,850
Unallocated liabilities				28,320
Consolidated total liabilities				65,170
Capital expenditure	2,755	1,655	28	4,438
Depreciation	1,246	725	92	2,063
Amortisation	92	36	23	151

By geographical segments

In US$'000	Turnover		Capital expenditure		Total assets	
	For the six months ended 30 Jun				As at 30 Jun	
	2003	2002	2003	2002	2003	2002
Asia	**55,662**	58,901	**4,665**	4,438	**205,378**	195,163
Europe/North America	**28,940**	25,947	**-**	-	**-**	-
Total	**84,602**	84,848	**4,665**	4,438	**205,378**	195,163

5. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
Turnover	35,139	49,709	49,247	62,450	35,061	**49,541**
PBIT	4,426	9,118	9,126	16,318	4,987	**9,287**
Net profit attributable to shareholders	4,781	8,418	7,710	14,212	4,870	**8,536**

6. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 30 Jun		For the six months ended 30 Jun	
	2003	2002	2003	2002
Income				
Sales to Cirio Del Monte group of companies	**3,250**	5,302	**6,002**	8,439
Sales to Macondray group of companies	**402**	584	**1,285**	1,103
Financial income from Cirio Del Monte group of companies	**269**	40	**342**	40
Sub-total	**3,921**	5,926	**7,629**	9,582
Expenses				
Purchases from Cirio Del Monte group of companies	**154**	238	**154**	238
Purchases from Macondray group of companies	**539**	1,251	**1,678**	1,498
Purchases from Waterloo Land and Livestock Co. Pty. Ltd. (WALLCO)*	**1,018**	1,016	**3,327**	1,016
Sub-total	**1,711**	2,505	**5,159**	2,752
Aggregate value	**5,632**	8,431	**12,788**	12,334

* WALLCO became an affiliated company in May 2002.

RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has implemented a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis; however, there is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the

right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Further information on the Company is available at www.delmontepacific.com

To subscribe to our email alerts, please send a request to invest@delmontepacific.com

MASNET No. 19 OF 20.08.2003
Announcement No. 19


Del Monte

DEL MONTE PACIFIC LIMITED

Cirio Update

The Board of Del Monte Pacific Limited ("DMPL") would like to refer to recent press reports stating that Cirio Finanziaria SpA ("Cirio"), which defaulted on about 1.2 billion Euros of bonds last year, has now been placed under Amministrazione Straordinaria ("AS"), similar to Chapter 11 in the US.

The Cirio group is a major shareholder of DMPL, as well as, through operating subsidiaries, a customer accounting for about 10% of DMPL group's sales.

The Board would like to advise shareholders that, currently, the operating subsidiaries of Cirio with which DMPL trades are not governed by AS, that these subsidiaries continue to trade with DMPL and that their payables to DMPL are current. Meanwhile, DMPL is pursuing various measures to control its exposure to the Cirio group, and will continue to closely monitor the situation.

Submitted by Yvonne Choo, Company Secretary on 20/08/2003 to the SGX

MASNET No. 20 OF 20.08.2003
Announcement No. 20

DEL MONTE PACIFIC LIMITED

REQUEST FOR SUSPENSION OF TRADING

The Board of Directors of Del Monte Pacific Limited ("the Company") has requested for a suspension of trading of the Company's shares on the Singapore Exchange from 2.00 p.m. today until 2.24 p.m. today.

This is to facilitate proper dissemination of its Second Quarter Results.

Submitted by Yvonne Choo, Company Secretary on 20/08/2003 to the SGX

MASNET No. 27 OF 20.08.2003
Announcement No. 27



DEL MONTE PACIFIC LIMITED

Del Monte Pacific 2Q 2003 Results Presentation



2Q_2003_Power_Point_20_Aug.pdf

Submitted by Yvonne Choo, Company Secretary on 20/08/2003 to the SGX


Del Monte
Quality

Del Monte Pacific Limited

2Q 2003 Results
20 August 2003


Fiesta
Fiesta
Fiesta
TOMATO SAUCE
Del Monte


Del Monte
Quality

Agenda

- 2Q 2003 Highlights and Analysis
- Growth through Innovation
  - Europe/North America
  - Asia
- 1H 2003 Summary
- Outlook for Full Year
- Q & A


Del Monte
Quality

Highlights

- Core products* turnover rose 8% driven by new and value-added products and juice concentrate
- Core products* PBIT grew 14%
- Net profit up 1% on stable turnover as non-core non-processed segment declined
- Declared interim dividend of US$ 0.0041

* Core products (processed products and beverages), excluding non-processed


Del Monte
Quality

Growth in tough conditions

In US$m	2Q 2002	**2Q 2003**	Change
Turnover	49.7	**49.5**	-
EBITDA	10.0	**10.6**	↑ 6%
PBIT	9.1	**9.3**	↑ 2%
Net Profit	8.4	**8.5**	↑ 1%
EPS (US cents)	0.79	**0.80**	↑ 1%
Dividend Per Share (US cents)	0.41	**0.41**	-
Net Cash/ (Debt)	0.1	**(8.4)**	**n/m**


Del Monte
Quality

Steady turnover

Variance Analysis of Turnover (in US$m)


2Q02
49.7
+3.7
- 1.8
-2.1
2Q03
49.5
Price
Volume
Currency


Del Monte
Quality

Stable PBIT

Variance Analysis of PBIT (in US$m)


2Q02
2Q03
9.1
+0.9
+0.1
-0.3
-0.5
9.3
PBIT
Gross Profit
G&A Exp.
Dist. & Selling Exp.
Other Operating Exp.
PBIT


Del Monte
Quality

Growth in core product turnover

- Core products grew by 8%
- Small non-core segment fell by 46%

Core products


8%


92%
8%

Non-core products



Core products = processed products and beverages
Non-core products = non-processed products


Del Monte
Quality

Core products PBIT improved

- Core products grew by a strong 14%
- Non-core segment declined by 69%

Core products

14%


95%
5%

Non-core products

Core products = processed products and beverages
Non-core products = non-processed products


Del Monte
Quality

Beverages led core products

- Processed products and beverages grew on better volume and pricing
- Non-processed products down on volume and pricing

Turnover


Processed products 6%
67%
8%
25%
Non-processed products 46%
Beverages 13%

PBIT


Processed products 5%
68%
5%
27%
Non-processed products 69%
Beverages 45%


Del Monte
Quality

Strong in Europe/North America

- Europe/North America performed well
- Asia affected by non-processed products, sold only in Asia

Turnover

Asia ▼ 6%


67%
33%

Europe/N America △ 15%

PBIT

Asia ▼ 12%


59%
41%

Europe/N America △ 31%


Del Monte
Quality

Improved Margins

- Better margins due to higher pricing and volume decline of low-margin non-processed products


Gross Profit
PBIT
Net Profit
31.4
29.4
18.7
18.3
17.2
16.9
%
0
10
20
30
2Q 02
2Q 03


Del Monte
Quality

IAS 41 Impact

- Without IAS 41, net profit would have risen 3%


US$ million
3%
1%
10
8
6
4
2
0
8.3
8.6
8.4
8.5
Before IAS adjustment
After IAS adjustment
2Q 02
2Q 03


Del Monte
Quality

Declining Capex

- Capex continued to be focused on productivity and quality-enhancing projects
- Capex exceeded depreciation over past 5 years but trending down


US$ million
16
12
8
4
0
CAPEX
Depreciation
7.6
6.5
11.1
14.9
10.3
2.1
1.9
3.0
3.1
3.4
3.7
4.4
1.1
1998
1999
2000
2001
2002
2Q02
2Q03


Del Monte
Quality

Net Debt Position

Variance Analysis of Cash Flow (in US$m)


1Q03
2Q03
Net Cash
5.8
+4.3
-1.9
-16.7
Net Debt
8.4
Operation
CAPEX
Dividend


Del Monte
Quality

Growth through Innovation


Del Monte
Quality

Europe/North America:
Growing Value-added Products


Del Monte
Quality

Europe/North America Product Milestones

- 2001
  - Launched mixed fruits in glass jars and plastic cups in North America
  - Launched the water white syrup in North America


FRUIT
TO-GO

- 2002
  - Launched pineapple and mixed fruits in glass jars in Europe


Del Monte
Quality

Water White Syrup

- What is it?
  - A natural fruit sugar from pineapple
  - Extracted using advanced filtration technology
- Key benefits
  - All natural sweetener
  - Colorless, compatible with any product
  - Does not brown nor caramelise during processing
  - Excellent flavor carrier
- Applications
  - Dried fruits, jams, ice creams, bakery fillings, confectionery products, beverages, syrups, cereals


Del Monte
Quality

Growing value-added products

- Turnover of value-added, higher-margin products in Europe/N America growing consistently


US$ million
5.0
4.0
3.0
2.0
1.0
0.0
CAGR 172%
13% YOY
0.5
3.1
3.7
1.0
1.2
2000
2001
2002
2Q02
2Q03


Del Monte
Quality

Asia: Growing New Products


Del Monte
Quality

202 Juice Drinks

- RTD Canned Fruit Juice market at US$ 21 million growing at 3% (CAGR 97/02)
- Del Monte first to introduce FOUR SEASONS, a popular drink in bars and restaurants which drove volume growth
- Del Monte now the market leader at 63% share


1000
800
600
400
200
1999
2000
2001
2002
+49%
+19%
+4%

Market Share	1999	2000	2001	2002
Juice Drinks	43%	49%	59%	63%


Del Monte
Quality

Latest 202 Flavours

- Sweetened Apple
  - Highest score in consumer acceptability test among all Del Monte Juice Drink variants
- Lychee Twist
  - The first Lychee Juice Drink with real nata de coco bits


Del Monte
Quality

Fruit Salad Cream

- High-value All Purpose Cream market at US$ 14 million, growing steadily at 2% (CAGR 02/99)
- 74% of consumers in the Philippines use salad dressing for mixed fruit salad
- Del Monte is the market leader in the Mixed Fruits category at 76% share
- Del Monte Fruit Salad Cream – the first and only cream specially positioned for mixed fruit salad
- Nestle All-Purpose Cream monopolises but under-supplies the market


Del Monte
Quality

Marinades

- 75% of households in the Philippines marinate overnight before frying
- Potential to expand marinade market currently valued at US$ 1 million and growing at 12% (CAGR 02/99)
- Del Monte launched two Meat Marinades flavours
  - With real pineapple juice and meat tenderizer
  - Marinates meat in 30 minutes vs overnight


Del Monte
Quality

Tomato products in sachets

- Broad, low-income segment comprise 74% of total households
- Sachets provide Del Monte quality at a fraction of the price of regular Del Monte items
- Potential value of the sachet market is US$ 75 million
- Current Del Monte Tomato Sauce gross sales are US$ 19 million, or 25% of potential


Del Monte
Quality

Canned pineapples

- Canned pineapple market (US$12 m) declining at 2% per annum
- Del Monte is dominant market leader at 79% share
- 80% of housewives use canned pineapples as cooking ingredient but mostly for special occasions
- Strategy: Propagate use of Del Monte pineapples as cooking ingredient in everyday meals


Del Monte
Quality

Outstanding consumer response

- Significant increase in consumer interest in using pineapple as a cooking ingredient

	Pre-campaign		Post-campaign
Very interested	55%	→	71%

- Significant overall sales growth


+25%
1998
1999
2000
2001
2002

- Significant market share growth

	2000	2001	2002
Del Monte canned pineapples	78%	79%	83%


Del Monte
KITCHENOMICS

Kitchenomics

- A proprietary recipe program that teaches consumers how to prepare everyday dishes using Del Monte products
  - Budget Saving (saves up to 40% of cost)
  - Easy-to-do (simplified procedures, commonly available ingredients)
  - Great Tasting (consumer tested)
  - Nutritious


Del Monte
KITCHENOMICS

Program Elements

- 2 TV weekly cooking segments
- 4 million free recipe brochures annually
- 200 million recipes on back of Del Monte product labels
- Kitchenomics Club: 550,000 members
- Club access via email, fax, call center and SMS
- www.kitchenomics.com


Del Monte
KITCHENOMICS

Total sauces


Sales Volume (000 st cs)
3000
2500
2000
1500
1000
1997
1998
1999
2000
2001
2002
+9%
+16%
+1%
+16%
+13%
+9%


Del Monte
Quality

Asia: New product sales doubled

- 7 New Products launched in 2Q03


US$ million
25
20
15
10
5
0
CAGR 61%
46% YOY
7.1
11.9
18.4
4.0
5.8
2000
2001
2002
2Q02
2Q03


Del Monte
Quality

Conclusion


Del Monte
Quality

1H 2003 Summary

In US$m	1H 2002	**1H 2003**	Change
Turnover	84.8	**84.6**	-
EBITDA	15.2	**16.9**	11%
PBIT	13.5	**14.3**	5%
Net Profit	13.2	**13.4**	2%
EPS (US cents)	1.23	**1.25**	2%
Dividend Per Share (US cents)	0.41	**0.41**	-
Net Cash/ (Debt)	0.1	**(8.4)**	**n/m**


Del Monte
Quality

Factors that will affect 2H performance

- Shift to higher-margin products
- Growth from new products
- Greater El Nino impact on product costs
- Softer Philippine market



Moderate Decline in FY Profit vs 2002


Del Monte
Quality

Thank You

This presentation will be available on www.delmontepacific.com


Del Monte
Quality

Appendix


Del Monte
Quality

Profit & Loss (S$)

In S$m	2Q 2002	**2Q 2003**	Change
Turnover	91.0	**86.7**	5%
EBITDA	18.3	**18.5**	1%
PBIT	16.7	**16.3**	3%
Net Profit	15.4	**14.9**	3%
EPS (SG cents)	1.44	**1.39**	4%
Dividend Per Share (SG cents)	0.75	**0.72**	4%
S$: US$	1.83	**1.75**	4%


Del Monte
Quality

PBIT Margin by Market

% Margin
2Q 02
2Q 03
24
20
16
12
8
4
0
18.3
18.7
17.4
16.4
20.7
23.6
Total
Asia
Europe/North America

- Overall PBIT margin higher
- Asia declined on non-processed products
- Europe/North America up on juice concentrate


Del Monte
Quality

PBIT Margin by Product

% Margin

	2Q 02	2Q 03
Total	18.3	18.7
Processed Products	19.2	19.1
Beverages	16.1	20.6
Non-Processed Products	18.0	10.4

- Processed products flat at 19%
- Beverages rose on higher concentrate pricing and volume
- Non-processed down on lower turnover


Del Monte
Quality

Profit & Loss (S$)

In S$m	1H 2002	**1H 2003**	Change
Turnover	155.3	**148.1**	↓ 5%
EBITDA	27.9	**29.5**	↑ 6%
PBIT	24.8	**25.0**	↑ 1%
Net Profit	24.2	**23.5**	↓ 3%
EPS (SG cents)	2.25	**2.19**	↓ 3%
Dividend Per Share (SG cents)	0.75	**0.72**	↓ 4%
S$: US$	1.83	**1.75**	↑ 4%


Del Monte
Quality

1H Turnover by Market and Product

Percentage of total turnover


66%
34%

Asia

- Del Monte Philippines
- Del Monte Asia (Kikkoman)
- Del Monte Fresh Produce

Europe/North America

- Del Monte Foods
- Dr. Pepper/Seven-Up
- Kraft Canada
- Cirio Del Monte

Processed


68%
8%
24%

Non-processed

Beverages


Del Monte
Quality

New Accounting Standard: IAS 41

- Standard applies to:
  - Biological assets (pineapple plants and cattle)
  - Agricultural produce (harvested pineapples)
- Requires biological assets and agricultural produce to be measured at fair value
- Changes in fair value of biological assets and agricultural produce are recognised in P&L and disclosed separately in the notes
- For unsold harvested pineapples and cattle at each reporting period, the P&L impact of changes in fair value is recognised in other operating expense/income
- For sold goods, there is no net P&L impact


Del Monte
Quality

Recognised Corporate Transparency

- **Board Evaluation Process Implemented**
  - Internal Evaluation System
  - Participation in Best Managed Board Competition

- **Continue to receive recognition for transparency and disclosure**
  - 2001 Annual Report ranked 31st out of 144 companies in Asia, 7th in Singapore - *CFO Asia* magazine, March 2003
  - Ranked 20th among 285 companies – *Business Times* Corporate Transparency Index, May 2003

MASNET No. 72 OF 20.08.2003
Announcement No. 72

DEL MONTE PACIFIC LIMITED

Del Monte Pacific 2Q 2003 Results Briefing Q&A Highlights



QA 2Q03 Briefing Actual.pdf

Submitted by Yvonne Choo, Company Secretary on 20/08/2003 to the SGX


Del Monte
Quality

Del Monte Pacific Limited
2Q 2003 Results Briefing
Q&A Highlights
20 August 2003

1. **How will El Nino impact your pricing and volume going forward?**

   The El Nino phenomenon is cyclical and comes every five years. The one we have now is a mild El Nino, but the impact is more severe than we had anticipated. We've already seen the positive impact on pricing. Meanwhile, we believe that we will feel the full impact on volume in the second half of this year. El Nino affected the quality of our pineapples and yield, hence we are experiencing some shortage in the supply of high specification products.

2. **Your non-core businesses have been down since first quarter. What are your plans regarding these non-core businesses?**

   Cattle is a non-core business which we use as a pineapple pulp disposal system. Our pulp become feed for our cattle. In the past 2-3 years, prices were good for cattle and we took in more cattle than what was needed. We have since decided to scale down cattle operation to a level necessary to dipose of all our pulp.

   Fresh pineapples, meanwhile, is experiencing soft pricing which is cyclical.

3. **Why was cash flow from operations down for first half 2003?**

   This was due to higher receivables and inventories which should normalise in the second half.

MASNET No. 97 OF 25.08.2003
Announcement No. 98

DEL MONTE PACIFIC LIMITED

RESPONSE TO QUERIES RAISED BY SGX ON QUARTERLY RESULTS FOR THE PERIOD ENDED 30 JUNE 2003 (THE "QUARTERLY RESULTS")

The Company provides the following information in response to the queries raised by SGX in their letter dated 21 August 2003.

SGX Query

We refer to Rule 8 of Appendix 7.2 of the Listing Manual. Please provide a discussion on any material factors that affected the cash flow, working capital, assets and liabilities of the ***group*** *during the current period reported on. In particular, please provide an explanation for the variances in the following items:*

(i) Other assets
(ii) Inventories
(iii) Accounts receivable
(iv) Other debtors, deposits and prepayments
(v) Short-term deposits
(vi) Cash and bank balances
(vii) Other creditors and accruals
(viii) Short-term borrowings (unsecured)

Company's Reply

(i) Other assets rose due to the increase in advances to landowners for long-term leases of agricultural land as a result of increase in rental rates and developmental costs of additional lands procured during the period.

(ii) Inventories increased mainly due to higher volume of tinplate coupled with increased cost from higher base weight as well as the introduction of easy open lids and other packaging materials.

(iii) The decrease in Accounts receivable was due mainly to timing of sales.

(iv) The increase in Other debtors, deposits and prepayments is mainly due to the timing of payment of insurance premium and advertising expenditure which will be reduced by the end of the year when these are expensed.

(v), (vi) and (viii) The combined variance (Short-Term deposits, Cash and bank balances and Other creditors and accruals) was due mainly to the payment of the final dividend for FY 2002.

(vii) Short-term borrowings (unsecurred) arose mainly from the payment of the long-term incentive plan.

SGX Query

We refer to Rule 7 of Appendix 7.2 of the Listing Manual. Please provide the net asset value for the ***issuer*** *per ordinary share based on issued share capital of the issuer at the end of the (a) current period on and (b) immediately preceding financial year.*

Company's Reply

In US cents	Company	
	30 Jun 03	31 Dec 02
Net asset value per ordinary share	7.16	7.20

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 25/08/2003 to the SGX

MASNET No. 51 OF 27.08.2003
Announcement No. 51


Del Monte

DEL MONTE PACIFIC LIMITED

Announcement Of Promotion Of Marco P. Lorenzo To The Position Of Senior Vice President , Plantation & Cannery Operations

Pursuant to Rule 704(10) of the Listing Manual, the Board of Directors of Del Monte Pacific Limited wishes to announce the promotion of Mr. Marco P. Lorenzo to the position of Senior Vice President, Plantation & Cannery Operations, Del Monte Philippines, Inc from Vice President for Plantation Operations with effect from 1 August 2003.

Mr. Marco P. Lorenzo is related to the following Directors and/or Substantial Shareholders of the Company:-

Name of director and/or substantial shareholder	Family relationship
Martin P. Lorenzo	Brother
Tomas P. Lorenzo	Brother

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 27/08/2003 to the SGX

From: Invest [invest@delmontepacific.com]

Sent: Wednesday, August 20, 2003 3:01 PM

To: invest@delmontepacific.com

Subject: DEL MONTE PACIFIC GROWS PROFIT IN 2Q 2003, DECLARES INTERIM DIVIDEND



Del Monte Pacific Grows Profit In 2Q 2003, Declares Interim Dividend

- **Core Products PBIT grew 14% on 8% higher turnover**
- **Net Profit up 1.4% to US$8.5 million on steady turnover**
- **Interim dividend of 0.41 US cents/share: 33% payout of 1H net profit**

www.delmontepacific.com

To Contact Us
invest@delmontepacific.co
T: +65 6324 6822
F: +65 6221 9477

Singapore, 20 August 2003 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) today announced its net profit for the second quarter ended 30 June 2003 reached US$8.5 million, up 1.4% compared to the same period last year. Turnover in the quarter was steady at US$49.5 million.

The Board also declared an interim dividend of 0.41 US cents (US$0.0041) per share, representing a 33% payout of the Group's net profit in the first half.

"We are pleased to have achieved continued profit growth in the second quarter. Our core products remained the key growth driver, fuelled by favourable pricing and continued growth of new and value-added products, which are the cornerstones of our growth strategy," said Mr. Tony Chew Leong-Chee, Chairman of DMPL.

Core products (processed products and beverages), accounting for 92% of the Group's business, posted solid 8% turnover growth and a 14% increase in PBIT (profit before interest and tax). The strong performance was driven by higher prices, strong sales of new products in Asia (which expanded by 46%) and 13% growth in the sales of value-added products in Europe/North America.

However, a 46% decline in the turnover of non-core products, which are sold only in Asia and accounted for 8% of the Group's total business, offset the positive impact of core product turnover growth. As a result of lower volume and pricing, non-core PBIT declined by 69%.

Additional highlights of the 2Q 2003 financial results: (percentages reflect changes relative to 2Q 2002).

- Gross profit margin increased 2 ppt to 31.4%
- EBITDA (earnings before interest, tax, depreciation and amortisation)

was 5.8% higher at US$10.6 million; EBITDA margin improved by 1.2 ppt to 21.3%

- Europe/North America registered a 15% growth in turnover and 31% increase in PBIT due to better pricing and volume
- Turnover and PBIT in Asia declined by 6% and 12% respectively due to the decline in non-processed products
- Earnings per share rose 1% to 0.80 US cents

Mr. Chew noted that while the Group anticipates making continued progress against its growth strategy in the second half, a number of recent developments are expected to make it difficult to exceed the strong profits achieved in the same period last year.

In particular, since reporting first quarter results, the Group has been seeing more severe than originally anticipated effects from the El Nino weather pattern (resulting in lower harvest yields and consequently higher product costs) plus a softer Philippine economy, which may have been further impacted by recent domestic political events.

Overall, the Group now expects a moderate decline in net profit for the full year instead of a slight increase.

Yours sincerely,

Del Monte Pacific Limited